## Contact

www.linkedin.com/in/
georgeturkette (LinkedIn)

## Top Skills

Food Processing
Good Manufacturing Practice (GMP)
Salami Production

## Languages

Spanish

## Honors-Awards

Forbes 30 under 30 - Food & Drink Class of 2019

# George Turkette

Founder & CEO at Turchetti’s | Scaling Premium Salami & Deli Meats | USDA Meat Processing & Co-Packing | Forbes 30u30
Indianapolis, Indiana, United States

## Summary

Passionate about high-quality, thoughtfully crafted meats, I founded Turchetti’s in 2017 to bring premium, small-batch charcuterie to a larger audience. With years of hands-on experience in USDA meat processing, I’ve built a business focused on authenticity, sustainability, and innovation in the cured meat space.

Recognized on Forbes 30 Under 30 for Food & Drink, I’ve developed a deep understanding of the challenges in scaling artisan production while maintaining quality. My work spans wholesale, direct-to-consumer, and co-packing, helping retailers, restaurants, and brands bring exceptional cured and deli meats to market.

Always looking to collaborate with like-minded food industry professionals. Let’s connect!

## Experience

### Turchetti's Salumeria

Founder / CEO
February 2017 - Present (8 years 3 months)
Indianapolis, Indiana

Turchetti’s is a USDA-certified meat processing company specializing in premium salami, deli meats, bacon, and sausage. We focus on high-quality production, responsible sourcing, and thoughtful craftsmanship, serving wholesale, co-packing, and private-label clients across the U.S.

I founded Turchetti’s in 2017 to bring better charcuterie to market—balancing tradition with innovation. Our Indianapolis-based facility is built for both small-batch and large-scale production, allowing us to deliver consistent, high-quality products to distributors, retailers, and foodservice partners nationwide.

Through wholesale partnerships, custom co-packing solutions, and private-label production, Turchetti's is solving the industry's need for premium, scalable meat products without compromising on quality.

## Turchetti's Meat Market
Head Butcher / Owner
June 2019 - September 2024 (5 years 4 months)

## Turchetti's Delicatessen
Chef / Owner
August 2018 - September 2024 (6 years 2 months)

## Cunningham Restaurant Group
Butcher / Charcutier (Vida Restaurant)
September 2015 - April 2016 (8 months)

Butcher and Salumist for Vida Restaurant downtown Indianapolis, Indiana.

## The Smoking Goose
Salumi and Butcher Apprentice
March 2015 - December 2015 (10 months)
Indianapolis, Indiana

Apprenticeship

## Cerulean Restaurant
Line Chef / Salumist
August 2014 - March 2015 (8 months)

Responsible for all prep for station. Developed charcuterie program to add cured meat options to the menu. Included smoked, dry cured and fermented sausages.  Responsible for daily monitoring of cured meats, recording data, and proper sanitation.

## Cunningham Restaurant Group
Charcutier / Chef Prep (Mesh On Mass)
August 2014 - January 2015 (6 months)

## Pizzology Craft Pizzeria
Chef De Cuisine
May 2013 - August 2014 (1 year 4 months)

Line Cook @ Pizzology Carmel, Indiana

Opening Executive Chef @ Downtown Pizzology on Mass Ave.

## Salvatori's Italian Eatery
Lead Line Cook
June 2012 - April 2013 (11 months)
Fort Wayne, Indiana Area

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# Education

## Ivy Tech Community College-Northeast
Hospitality Administration, Culinary Arts and Related Services · (2012 - 2014)